Double Eagle Acquisition Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

November 6, 2017

VIA EDGAR

Ms. Pamela A. Long

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Double Eagle Acquisition Corp.

Registration Statement on Form S-4

Filed November 6, 2017, as amended

File No. 333-220356 (the “Registration Statement”)

Dear Ms. Long:

Double Eagle Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 5:00 p.m. New York City time on November 6, 2017, or as soon thereafter as possible.

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Sincerely,

Double Eagle Acquisition Corp.

By: /s/ Jeff Sagansky
Name: Jeff Sagansky
Title: President and Chief Executive Officer

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